BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Mobil Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali


Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  7 )*

                      Mobil Corporation
           _______________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $2.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          607059102
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No. 607059102                Page 1 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor),and BT Securities Corporation. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company and BT Securities Corporation are New York
Corporations

  NUMBER OF    5. SOLE VOTING POWER
  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
  REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER
  WITH

CUSIP No. 607059102                Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [ ]



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD

CUSIP No. 607059102                Page 3 of 6 Pages


Item 1(a) NAME OF ISSUER:

          Mobil Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3225 Gallows Road
          Fairfax, VA  22037


Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its
          wholly-owned subsidiaries, Bankers Trust Company,
          (as Trustee for various trusts, and employee benefit plans, and investment advisor), and BT
          Securities Corporation.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers
          Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), BT Securities Corporation are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $2.00) of Mobil
Corporation.

Item 2(e) CUSIP NUMBER:

          607059102
CUSIP No. 607059102                Page 4 of 6 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Securities Corporation

     (c) [X] Broker or dealer registered under Section 15 of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

     (c)  Number of shares as to which the Bank has:

          (i)  sole power to vote or to direct the vote -

          (ii) shared power to vote or to direct the vote -

          (iii)sole power to dispose or to direct the disposition of -

          (iv) shared power to dispose or to direct the disposition of -

CUSIP No.607059102                      Page 5 of 6 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 607059102                Page 6 of 6 Pages


SIGNATURE:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation
                              |
                            100%
                              |
                  BT Securities Corporation